PROSPECTUS SUPPLEMENT                           Filed pursuant to Rule 424(b)(3)
To Prospectus Dated December 12, 1997,                Registration No. 333-38113
As Supplemented to Date


                                  $115,000,000

                             CAREMATRIX CORPORATION

                 6-1/4% Convertible Subordinated Notes due 2004
                                      and
                Shares of Common Stock, Par Value $.05 Per Share,
                        Issuable Upon Conversion Thereof

     This Prospectus Supplement (the "Supplement") relates to the resale by Fidelity Financial Trust: Fidelity Convertible Securities Fund (see below for further information ("Fidelity") of up to $1,200,000 aggregate principal amount of 6-1/4% Convertible Subordinated Notes due 2004 (the "Notes") of CareMatrix Corporation, a Delaware corporation (the "Company"), originally issued in private placements consummated on August 18, 1997 and October 1, 1997 (the "Debt Offering"), pursuant to the Company's Registration Statement on Form S-3 (No. 333-38113) (the "Registration Statement"). This Supplement should be read in conjunction with the Prospectus dated December 12, 1997, as supplemented to date (the "Prospectus"), to be delivered with this Supplement. All capitalized terms used but not defined in this Supplement shall have the meanings given them in the Prospectus.

     Based on information provided to the Company, the aggregate principal amount of the Notes currently beneficially owned by Fidelity is $1,200,000, of which $1,200,000 may be sold at this time pursuant to the Prospectus as supplemented hereby. Fidelity is either an investment company or a portfolio of an investment company registered under Section 8 of the Investment Company Act of 1940, as amended, or a private investment account advised by Fidelity Management & Research Company ("FMR Co."). FMR Co. is a Massachusetts corporation and an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, as amended, and provides investment advisory services to Fidelity, and to other registered investment companies and to certain other funds which are generally offered to a limited group of investors. FMR Co. is a wholly-owned subsidiary of FMR Corp. ("FMR"), a Massachusetts corporation. The information provided herein with respect to Fidelity is as of March 26, 1998.

     Because Fidelity may offer all or some portion of the Notes pursuant to this Prospectus or otherwise, no estimate can be given as to the amount or percentage of such securities that will be held by Fidelity upon completion of any such sale. In addition, Fidelity may have sold, transferred or otherwise disposed of all or a portion of such securities since March 26, 1998 in transactions exempt from the registration requirements of the Securities Act of 1933. Fidelity may sell all, part or none of the securities listed above.

     Additional information concerning the Selling Securityholders (including Fidelity) may be set forth from time to time in additional supplements to the Prospectus. The total outstanding aggregate principal amount of the Notes is $115,000,000.

     The closing price of the Company's Common Stock as reported on the American Stock Exchange on March 27, 1998 was $30.50 per share.

     The Notes are unsecured obligations of the Company and are subordinated to all present and future Senior Indebtedness of the Company and effectively subordinated to all liabilities of the Company's subsidiaries. As of December 31, 1997, the Company had approximately $2.0 million of Senior Indebtedness and the Company's subsidiaries had approximately $4.9 million of indebtedness and other liabilities to which the Notes would have been effectively subordinated. The Indenture contains no limitation on the incurrence of any other indebtedness or liabilities by the Company or its subsidiaries.

     The Notes are neither listed on a national securities exchange nor quoted on an automated quotation system; however, the Notes are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market. Notes sold pursuant to the Registration Statement will no longer be eligible for trading in the PORTAL Market.

            The date of this Prospectus Supplement is March 31, 1998.